05037750

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coombe Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

WAWARSING (City) NEW YORK (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN S. TULLY (845) 647-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY & TULLY, CPA'S
(Name – *if individual, state last, first, middle name*)

22 NORTH MAIN STREET (Address) ELLENVILLE (City) NEW YORK (State) 12428 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIR.MATION

I, PHILIP COOMBE, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOMBE FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CATHERINE COOMBE BENDER
Notary Public, State of New York
No. 01BE5049653
Qualified in Sullivan County
Commission Expires Sept. 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date ofthe previous audit.

"For conditions *of* confidential treatment *of* certain portions *of* this filing, see section 240.1 7a-5(e) (3).

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2005
WASH. D.C.
105

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Independent Auditor's Report

Dear Board Members:

We have audited the accompanying balance sheets-cash basis of Coombe Financial Services, Inc., as of December 31, 2004 and 2003, and the related statements of income, changes in retained earnings (deficit) and cash flows-cash basis for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying response to the Securities and Exchange Commission questionnaire Form X-17A-5-Part IIA is presented for the purpose of additional analysis as required by the U.S. Securities and Exchange Commission and it not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

As described in Note 1, these financial statements were prepared on the basis of accounting the Company uses for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present, in all material respects, the financial position of Coombe Financial Services, Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity on the basis of accounting described in Note 1.

LEVY & TULLY

Levy + Tully

February 17, 2005

ajc

Finls2003/CoombeFinancialService2004

Coombe Financial Services, Inc.

Balance Sheet- Cash Basis

As of December 31, 2004 and 2003

ASSETS

	2004	2003
Current assets		
Cash	$ 14,026	$ 22,407
Fixed assets net of accumulated depreciation	4,223	5,493
Total current assets	18,249	27,900
Other assets		
Investment NASDAQ Common Stock	8,160	7,400
Deposit Receivable	73	73
Total other assets	8,233	7,473
Total assets	$ 26,482	$ 35,373

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current liabilities		
Notes payable	$ 3,300	$ 3,300
Total liabilities	3,300	3,300
Stockholders' equity		
Capital stock-100 shares authorized 100 shares issued and outstanding	5,000	5,000
Paid-in surplus	24,163	24,163
Retained earnings (deficit)	(5,981)	2,910
Total stockholders' equity	23,182	32,073
Total liabilities and stockholders' equity	$ 26,482	$ 35,373

See accountants' audit report

Coombe Financial Services, Inc.

Statements of Changes in Retained Earnings (deficit) Cash Basis

For the years ended December 31, 2004 and 2003

	2004	2003
Retained earnings - as of the beginning of the period	$ 2,910	$ 4,618
Net profit for the year - Exhibit "C"	6,630	692
Shareholder distribution	(16,281)	-0-
Change in unrealized gain (loss) on securities	760	(2,400)
Retained earnings (deficit) - as of December 31	$ (5,981)	$ 2,910

See accountants' audit report

Coombe Financial Services, Inc.

Income Statement-Cash Basis

For the Year Ended December 31, 2004 and 2003

	2004	2003
Income		
Revenue from sale of investment shares	$ 285,537	$ 201,313
Fees for account supervision	7,230	-0-
Other revenue	116,918	131,845
Total Income	409,685	333,158
Expense		
Salaries and costs for officers	120,260	111,093
Other employee compensation and benefits	176,142	96,964
Regulatory fees and expenses	-0-	3,262
Other expenses	106,653	121,147
Total expenses	403,055	332,466
Net Income	$ 6,630	$ 692

Coombe Financial Services, Inc.

Statements of Changes in Cash Flows-Cash Basis

For the Year Ended December 31, 2004 and 2003

	2004	2003
Operating activities:		
Net income	$ 6,630	$ 692
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,270	856
Net cash provided by operating activities	7,900	1,548
Investing Activities: Fixed asset additions	-0-	(6,349)
Net cash used by investing activities	-0-	(6,349)
Financing activities:		
Shareholder distribution	(16,281)	-0-
Net cash used by financing activities	$ (16,281)	$ -0-
(Decrease) increase in cash and cash equivalents	(8,381)	(4,801)
Cash and cash equivalents at beginning of year	22,407	27,208
Cash and cash equivalents at end of year	$ 14,026	$ 22,407
Income taxes paid	$ 100	$ 100

Coombe Financial Services, Inc.
Notes to the Financial Statements
December 31, 2004

NOTE 1 Summary of Significant Accounting Policies

General

Coombe Financial Services, Inc. ("the Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on a cash basis.

Modified Cash-Basis Financial Statements

The Company prepares its financial statements on the cash basis. Under this basis, revenues are recognized when collected rather then when earned, and expenses are recognized when paid rather than when incurred. Consequently, accounts receivable due for commissions and amounts due vendors and suppliers at December 31, 2004 and 2003 are not included in the financial statements.

Cash and cash equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value. The company did not have any cash in the bank in excess of FDIC insured limits for the years ended December 31, 2004 and 2003.

Investments

Investments are carried at the lower of cost or market.

Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is an "S" Corporation, in which the individual stockholder reports all income on his personal income tax returns. Therefore, there is no federal taxes at the corporate level.

NOTE 2 Investments

800 shares of the NASDAQ Stock Market, Inc. are recorded at cost less unrealized loss on market value.

NOTE 3 Fixed Assets

Consist of office equipment with original cost of $ 7,850 and accumulated depreciation of $ 3,627.

NOTE 4 Notes Payable

This is an obligation to a third party, which is secured by 300 shares of the NASDAQ Stock Market, Inc. (See Note 2) This note is non-interest bearing, and is payable upon demand.

NOTE 5 Pension Plan

The Company has a defined contribution pension plan. This simplified employee pension plan (SIMPLE) covers all company employees. Participating employees are eligible to defer up to $ 11,000 each in 2004, and employees over age 50 may elect to contribute an additional $1,000. The Company must match the annual elective contribution of the employee in an amount not exceeding 3% of the employees compensation. However, the company can choose to make non-elective contributions of 2% of compensation for each eligible employee who has at least $5,000 in compensation, by notifying employees before the 60th day of the calendar year.

For the years ended December 31, 2004 and 2003, the Company's pension expense was $3,590 and $ 9,329 respectively.

NOTE 6 **Related Parties**

The Company rents real estate from its sole shareholder in Wawarsing, New York. The lease runs through December 31, 2005, with monthly rental charges of $1,500 per month. This lease will automatically renew for an additional year, unless either party gives written notice of termination no later than 30 days before the expiration of the lease.

Rent expense for the years ended December 31, 2004 and 2003 was $ 19,500 and $ 23,938 respectively.

The following are the outstanding lease obligations as of December 31, 2004:

2005	$ 18,000

SUPPLEMENTARY INFORMATION

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

February 17, 2005

COOMBE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

Total stockholders equity	$ 23,182
Non-allowable assets	12,456
Net capital	$ 10,726

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the Computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc., and included in the unaudited Part 11A FOCUS Report as of December 31, 2004.

We note that there are no material differences between the two computations.

Very truly yours,

Levy + Tully

LEVY & TULLY

MST:ajc
Coombe/Coombe15C3

LEVY & TULLY
CERTIFIED PUBLIC ACCOUNTANTS
TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

February 17, 2005

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc. and included in the unaudited Part 11A FOCUS Report as of December 31, 2004.

We note that there are no material differences between the two computations.

LEVY & TULLY

Levy + Tully

:ajc
CoombeFinancialService2004

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

February 17, 2005

To Whom It May Concern:

In accordance with the NASD Membership Agreement, Coombe Financial Services, Inc., (CRD NO. 308), operates pursuant to FCC Rule 15 C. 3-3(K) (1), limiting its business to the distribution of mutual funds and/or variable life annuities. In addition, Coombe Financial Services, Inc., does not hold customer funds or safety customer securities.

Consequently, the firm is exempt from SEC Rule 15 C-3-3 Reserve Requirement Computations and Possession or Control Requirement information.

Very truly yours,

Levy + Tully

LEVY & TULLY

MST:ajc